SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quintana Energy Services Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

74875T 10 3

(CUSIP Number)

Max L. Bouthillette

Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

Tel: (832) 518-4094

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Consists of 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group, L.P. may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group GP Ltd. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Consists of 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Partners—QES Holdings, L.L.C. is the record owner of these shares. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. and may be deemed to have beneficial ownership of the shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 795,018 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund—FI, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Fund—FI, LP is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 319,001 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund—TE, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Fund—TE, LP is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners—QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners—QES Holdings, L.L.C. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Partners—QES Holdings L.L.C. is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co., LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	QEP Management Co., LP is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co. GP, LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	QEP Management Co., LP is the record owner of these shares. QEP Management Co. GP, LLC is the general partner of QEP Management Co., LP and therefore may be deemed to beneficially own these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,886,041 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Robertson QES Investment LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Robertson QES Investment LLC is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 111,825 shares
	8	SHARED VOTING POWER (2) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER (1) 111,825 shares
	10	SHARED DISPOSITIVE POWER (3)(4)(5) 9,445,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (6) 77.6%
14	TYPE OF REPORTING PERSON IN

(1)	These shares are directly held by Corbin J. Robertson, Jr.
(2)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Corbin J. Robertson, Jr. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(3)	Includes 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP. Corbin J. Robertson, Jr. is a member of the board of directors of Quintana Capital Group GP Ltd. and may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd.
(4)	QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. Corbin J. Robertson, Jr. is a member of the board of managers of QEP Management Co. GP, LLC and may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP LLC.
(5)	Robertson QES Investment LLC is the record owner of 2,886,041 of these shares. As the sole manager of Robertson QES Investment LLC, Corbin J. Robertson Jr. may be deemed to beneficially own these shares.
(6)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(2)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Assets UK Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON CO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Well Company Inc. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(2)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Holdco LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS John Fredriksen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which John Fredriksen may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owner of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. Mr. Fredriksen may be deemed to beneficially own these 6,602,688 shares through his indirect influence over Geveran Investments Limited, Famatown Finance Limited, and Greenwich Holdings Limited. Mr. Fredriksen disclaims beneficial ownership of these 6,602,688 shares except to the extent of his voting and dispositive interests in such shares. Mr. Fredriksen has no pecuniary interest in these 6,602,688 shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS C.K. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which C.K. Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owner of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. As such, C.K. Limited may be deemed to beneficially own these 6,602,688 shares that Geveran Investments Limited and Famatown Finance Limited beneficially own.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenwich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Greenwich Holdings Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owner of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Famatown Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Famatown Finance Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Famatown Finance Limited is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geveran Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 4,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 77.6%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Geveran Investments Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of these shares.
(3)	Based on 33,040,009 shares of Common Stock outstanding as of February 13, 2018, which was the closing date of the Company’s initial public offering, based on the prospectus dated February 8, 2018 and filed with the Securities and Exchange Commission on February 12, 2018.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of Quintana Energy Services Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002.

On February 8, 2018, the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission by the Issuer (File No. 333-219837) in connection with its initial public offering of 9,259,259 shares of Common Stock (the “Offering”) was declared effective. The Offering closed on February 13, 2018 and the purchase price for each share of Common Stock was $10.00. As a result of the Offering, the Issuer’s total number of outstanding shares of Common Stock increased to 33,040,009.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being jointly filed by Quintana Capital Group, L.P. (“Quintana Capital”), Quintana Capital Group GP Ltd. (“Quintana Capital GP”), Quintana Energy Fund—FI, LP (“QES FI Fund”), Quintana Energy Fund—TE, LP (“QES TE Fund”), Quintana Energy Partners, L.P. (“QEP”), Quintana Energy Partners—QES Holdings, L.L.C. (“QEP Holdings”), QEP Management Co., LP (“QEP Management”), QEP Management Co. GP, LLC (“QEP Management GP”), Robertson QES Investment LLC (“Robertson QES”), Corbin J. Robertson, Jr. (“Mr. Robertson”), Archer Limited (“Archer Limited”), Archer Assets UK Limited (“Archer UK”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco”), John Fredriksen (“Mr. Fredriksen”), C.K. Limited (“C.K. Limited”), Greenwich Holdings Limited (“Greenwich”), Famatown Finance Limited (“Famatown”) and Geveran Investments Limited (“Geveran Investments” and, together with Quintana Capital, Quintana Capital GP, QES FI Fund, QES TE Fund, QEP, QEP Holdings, QEP Management, QEP Management GP, Robertson QES, Mr. Robertson, Archer Limited, Archer Well, Archer Holdco, Mr. Fredriksen, C.K. Limited, Greenwich and Famatown, each a “Reporting Person” and collectively, the “Reporting Persons”). The name, residence or principal business address, citizenship and present principal occupation of each manager, director and executive officer of each Reporting Person (each, a “Listed Person”) is listed on Schedule I hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended (the “Act”) is filed herewith as Exhibit 1.1 hereto. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(b)    The principal business address of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(c)    The principal business or occupation of each Reporting Person is listed on Schedule II hereto and is hereby incorporated by reference herein.

(d)    During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the Listed Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Subject to the terms and conditions set forth in that certain Master Reorganization Agreement, dated as of February 8, 2018 (the “Master Reorganization Agreement”), the parties thereto agreed to effect a series of restructuring transactions (the “Reorganization”) in connection with the Offering, consisting of (i) the net exercise of all outstanding warrants held by Archer Holdco, Robertson QES and affiliates of Geveran Investments for common units of Quintana Energy Services, L.P., a Delaware limited partnership and the predecessor entity of the Issuer (“QES LP”); (ii) the Issuer’s acquisition of all of the outstanding equity of QES Holdco LLC, a Delaware limited liability company (“QES Holdco”) and QES LP, establishing the Issuer as the holding company for QES Holdco, QES LP and the subsidiaries of QES LP; (iii) the Issuer’s issuance of shares of Common Stock to the existing investors of QES LP, including certain of the Reporting Persons and Listed Persons listed below, in exchange for their respective direct or indirect common units in QES LP, including shares issued upon the net exercise the warrants described above, and their direct or indirect membership interests in QES Holdco; (iv) the consummation of a 31.669363 for 1 reverse stock split of the Issuer’s issued and outstanding common stock (the “Reverse Stock Split”) effective immediately prior to the consummation of the Offering and the Term Loan Conversion (defined below); and (v) the conversion of approximately $33.6 million of outstanding indebtedness under the Issuer’s $40.0 million term loan held by Archer Holdco, Robertson QES and Geveran Investments into shares of Common Stock at the initial public offering price (the “Term Loan Conversion”). The table below reflects ownership of the Issuer’s Common Stock by such Reporting Persons, and, if applicable, any Listed Persons, prior to the closing of the Offering after giving effect to the Reorganization.

Reporting Person	No. Shares Received
Quintana Energy Partners—QES Holdings, L.L.C.	5,345,505
Quintana Energy Partners—FI, LP	795,018
Quintana Energy Partners—TE, LP	319,001
Robertson QES Investment LLC	2,886,041
Corbin J. Robertson, Jr.	11,825
Archer Holdco LLC	8,494,306
Geveran Investments Limited	4,602,688

Listed Person	No. Shares Received
Dag Skindlo	10,410
Donald Evans	7,883
Corbin Robertson III	26,608

The foregoing description of the Master Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Master Reorganization Agreement, a copy of which is filed as Exhibit 2.1 and incorporated by reference herein.

At the closing of the Offering on February 13, 2018, (i) Mr. Robertson purchased an aggregate of 100,000 shares of Common Stock at the initial public offering price of $10.00 per share, (ii) QEP Management purchased an aggregate of 100,000 shares of Common Stock at the initial public offering price of $10.00 per share, (iii) Famatown purchased an aggregate of 2,000,000 shares of Common Stock at the initial public offering price of $10.00 per share and (iv) Archer Holdco purchased an aggregate of 1,000,000 shares of Common Stock at the initial public offering price of $10.00 per share. The source of funds for each of these purchases was the individual capital held by Mr. Robertson and the working capital of each of QEP Management, Famatown and Archer Holdco, respectively.

Item 4.	Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Board of Directors (the “Board”) of the Issuer. Each of the Reporting Persons retains the right to change its or his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, each of the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or any other third party regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)    Based on the 33,040,009 shares of the Issuer’s common stock outstanding as of the completion of the Offering, as reported in the Registration Statement, the shares of Common Stock held by the Reporting Persons constitute 77.6% of the outstanding shares of Common Stock of the Issuer.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of the Issuer beneficially owned by any of such Reporting Persons. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

(b)    With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, any of the Listed Persons, has effected transactions in the Common Stock in the past 60 days.

(d)    Except for Mr. Robertson and Mr. Skindlo, who serve as members of the Board, none of the Reporting Persons or Listed Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Master Reorganization Agreement

See Item 3 for a description of the Master Reorganization Agreement, which is attached as Exhibit 2.2 hereto and is incorporated by reference herein.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D.

Lock-Up Agreement

In connection with the Offering, each of QES FI Fund, QES TE Fund, QEP, QEP Holdings, Robertson QES, Mr. Robertson, Archer Holdco and Geveran Investments (collectively, the “Lock-Up Parties”) entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, among other things and subject to limited exceptions, the Lock-Up Parties will not, during the period ending 180 days after the date of the Offering (the “Restricted Period”), directly or indirectly: offer, pledge, sell or contract to sell any shares of Common Stock; sell any option or contract to purchase any shares of Common Stock; purchase any option or contract to sell any shares of Common Stock; grant any option, right or warrant for the sale of any shares of Common Stock; lend or otherwise dispose of or transfer any shares of Common Stock; request or demand that the Issuer file a registration statement related to the shares of Common Stock; or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of Common Stock whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

This lock-up provision applies to shares of Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of Common Stock. It also applies to shares of Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. After the Restricted Period expires, the Lock-Up Party’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2.2 and incorporated by reference herein.

Registration Rights Agreement

In connection with the closing of the Offering, the Issuer entered into that certain registration rights agreement, dated as of February 13, 2018 (the “Registration Rights Agreement”) with QES FI Fund, QES TE Fund, QEP Holdings, Robertson QES, Archer Holdco and Geveran Investments (collectively, the “Holders”). Subject to the terms of the Registration Rights Agreement, the Holders having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration that the Issuer is otherwise filing.

Pursuant to, and subject to the limitations set forth in, the Registration Rights Agreement, at any time after 60 days prior to the expiration of the 180-day lock-up period described in the Registration Statement, the Holders have the right to require the Issuer by written notice to prepare and file a registration statement on Form S-1 or any successor form thereto, registering the offer and sale of a number of their shares of Common Stock.

At such time as the Issuer shall have qualified for the use of a registration statement on Form S-3 (or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act), the Holders shall have the right to require the Issuer by written notice to prepare and file a registration statement on Form S-3 or any successor form thereto, registering the offer and sale of a number of their shares of Common Stock.

Subject to certain exceptions, if at any time the Issuer proposes to conduct an underwritten offering, whether or not for its account, then the Issuer must notify the Holders of such proposal reasonably in advance of the commencement of the underwritten offering, to allow them to include a specified number of their shares in that underwritten offering.

The obligation to register shares under the Registration Rights Agreement will terminate as to any Holder when the Registrable Securities held by such Holder no longer constitute Registrable Securities. Registrable Securities means the Common Stock owned by a Holder (or its Affiliates (as defined in the Registration Rights Agreement)) as of February 13, 2018 and other shares of Common Stock otherwise held by a Holder (or its Affiliates) from time to time, provided that, such Common Stock shall cease to be Registrable Securities when it (i) has been disposed of pursuant to an effective registration statement, (ii) is sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act are met and all restrictive legends have been removed, (iii) represents less than 2% of the aggregate number of shares of Common Stock then issued and outstanding and such Common Stock becomes eligible for immediate sale pursuant to Rule 144 under the Securities Act or (iv) ceases to be outstanding.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2.3 and incorporated by reference herein.

Second Amended and Restated Equity Rights Agreement

In connection with the closing of the Offering, on February 13, 2018, the Issuer entered into a second amended and restated equity rights agreement (the “Equity Rights Agreement”) with the Holders. Among other things, the Equity Rights Agreement provides each Holder with the right to designate a number of nominees (each such nominee, a “Director”) to the Issuer’s Board such that:

•	if a Holder, together with its affiliates, owns between 10% and 20% of the Issuer’s fully diluted Common Stock, it can designate up to one Director;

•	if a Holder, together with its affiliates, owns between 20% and 50% of the Issuer’s fully diluted Common Stock, it can designate up to two Directors; and

•	if a Holder, together with its affiliates, owns 50% or more of the Issuer’s fully diluted Common Stock, it can designate a majority of the Board.

Pursuant to the Equity Rights Agreement, the Issuer and the Holders will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such Directors. The rights granted to the Holders to designate Directors are additive to and not intended to limit in any way the rights that the Holders may have to nominate, elect or remove the Issuer’s directors under the Company’s certificate of incorporation, bylaws or the Delaware General Corporation Law, as amended.

The foregoing description of the Equity Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Rights Agreement, a copy of which is filed as Exhibit 2.4 and incorporated by reference herein.

Except as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated February 26, 2018.

Exhibit 2.1	Form of Lock-Up Agreement.

Exhibit 2.2	Master Reorganization Agreement dated February 8, 2018 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2018).

Exhibit 2.3	Registration Rights Agreement dated February 13, 2018 (Incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2018).

Exhibit 2.4	Second Amended and Restated Equity Rights Agreement dated February 13, 2018 (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2018).

SCHEDULE I

Quintana Capital Group, L.P.

The business and operations of Quintana Capital Group, L.P. are managed by the executive officers and directors of its general partner, Quintana Capital Group GP Ltd., as set forth below.

Quintana Capital Group GP Ltd.

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Quintana Capital Group, L.P. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Quintana Capital Group GP Ltd. and (ii) the business address of each director and executive officer listed below is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Corbin J. Robertson, Jr.	Managing Partner and Director	Managing Partner	United States	25,654,384(1)
Donald Evans	Senior Partner and Director	Senior Partner	United States	7,883(2)
Warren Hawkins	Senior Advisor and Director	Senior Advisor	United States	0
Stephen D. Thompson	Senior Advisor	Senior Advisor	United States	0
Dwight L. Dunlap	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer	United States	0
John W. Wessels	Managing Director, Exploration and Production	Managing Director, Exploration and Production	United States	0
Eva Clark	Chief Compliance Officer and Secretary	Chief Compliance Officer and Secretary	United States	0
Gboldade Odeneye	Vice President, Finance and Accounting	Vice President, Finance and Accounting	United States	0
Corbin J. Robertson III	Director	Director of Quintana Resources Capital ULC and Quintana Resources Holdings LP	United States	26,608(2)
William K. Robertson	Director	Managing Member, Quintana Infrastructure & Development LLC	United States	0

(1)	Represents shares more fully described on Mr. Robertson’s cover page above.
(2)	Represents shares received in the Reorganization, as further described in Item 3 above.

Quintana Energy Partners, L.P.

The business and operations of Quintana Energy Partners, L.P. are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Fund—FI, LP

The business and operations of Quintana Energy Fund—FI, LP are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Fund—TE, LP

The business and operations of Quintana Energy Fund—TE, LP are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

Quintana Energy Partners—QES Holdings, L.L.C.

Quintana Energy Partners—QES Holdings, L.L.C. is controlled by Quintana Energy Partners, L.P. The business and operations of Quintana Energy Partners, L.P. are managed by the executive officers and directors of the general partner of its general partner, Quintana Capital Group GP Ltd., as set forth above.

QEP Management Co., LP

The business and operations of QEP Management Co., LP are managed by the executive officers and managers of its general partner, QEP Management Co. GP, LLC, as set forth below.

QEP Management Co. GP, LLC

The name, function, citizenship and present principal occupation or employment of each for the members and executive officers of QEP Management Co. GP, LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with QEP Management Co. GP, LLC and (ii) the business address of each director and executive officer listed below is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Corbin J. Robertson, Jr.	Managing Partner and Manager	Managing Partner and Director of Quintana Capital Group GP Ltd.	United States	25,654,384	(1)
Donald Evans	Senior Partner and Manager	Senior Partner of Quintana Capital Group GP Ltd.	United States	7,883	(2)
Warren Hawkins	Senior Advisor and Manager	Senior Advisor of Quintana Capital Group GP Ltd.	United States	0
Stephen D. Thompson	Senior Advisor	Senior Advisor of Quintana Capital Group GP Ltd.	United States	0
Dwight L. Dunlap	Managing Director and Chief Financial Officer	Managing Director and Chief Financial Officer of Quintana Capital Group GP Ltd.	United States	0

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
John W. Wessels	Managing Director	Managing Director, Exploration and Development of Quintana Capital Group GP Ltd.	United States	0
Larry Townsend	Vice President, Risk Management	Vice President, Risk Management	United States	0
Eva Clark	Chief Compliance Officer and Secretary	Chief Compliance Officer and Secretary of Quintana Capital Group GP Ltd.	United States	0
Gboldade Odeneye	Vice President, Finance and Accounting	Vice President, Finance and Accounting of Quintana Capital Group GP Ltd.	United States	0
Corbin J. Robertson III	Manager	Director of Quintana Resources Capital ULC and Quintana Resources Holdings LP	United States	26,608	(2)
William K. Robertson	Manager	Managing Member, Quintana Infrastructure & Development LLC	United States	0

(1)	Represents shares more fully described on Mr. Robertson’s cover page above.
(2)	Represents shares received in the Reorganization, as further described in Item 3 above.

Robertson QES Investment LLC

The sole manager of Robertson QES Investment LLC is Corbin J. Robertson, Jr. His principal occupation, business address and citizenship are set forth above under “Quintana Capital Group GP Ltd.”

Archer Limited

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Limited are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Limited and (ii) the business address of each director and executive officer listed below is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
John Lechner	Chief Executive Officer	Chief Executive Officer	United States	0
Dag Skindlo	Chief Financial Officer and Executive Vice President Strategy and Director	Chief Financial Officer and Executive Vice President Strategy	Norway	10,140	(1)

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Adam Todd	General Counsel	General Counsel	Canada	0
Alf Ragnar Løvdal	Director	Chief Executive Officer of North Atlantic Drilling	Norway	0
John Reynolds	Director	Managing Director of Lime Rock Partners	United States	0
Kate Blankenship	Director	Retired	United Kingdom	0
Giovanni Dell’Orto	Director	Retired	Argentina	0

(1)	Represents shares received in the Reorganization, as further described in Item 3 above.

Archer Assets UK Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Archer Assets UK Limited are set forth below. Archer Assets UK Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to his occupation with Archer Assets UK Limited and (ii) the business address of each director listed below is New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3LG, United Kingdom.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Espen Joranger	Director	Director	United Kingdom	0
Robin Brice	Director	Vice President and Secretary of Archer Well Company Inc.	United States	0
Kate Blankenship	Director	Retired	United States	0

Archer Well Company Inc.

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Well Company Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Well Company Inc. and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
John Lechner	President and Director	President and Director	United States	0
Robin Brice	Vice President and Secretary and Director	Vice President and Secretary and Director	United States	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

Archer Holdco LLC

The name, function, citizenship and present principal occupation or employment of each for the directors and executive officers of Archer Holdco LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to employment with Archer Holdco LLC and (ii) the business address of each director and executive officer listed below is 5510 Clara Road, Houston, Texas 77041.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
John Lechner	President and Director	President and Director	United States	0
Robin Brice	Vice President and Secretary and Director	Vice President and Secretary and Director	United States	0
Michelle Vogler	Vice President and Treasurer	Vice President and Treasurer	United States	0

C.K. Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of C.K. Limited are set forth below. C.K. Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to his occupation with C.K. Limited and (ii) the business address of each director listed below is 13 Castle Street, St. Helier, Jersey JE4 5UT.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Spyros Episkopou	Director	Director; Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus	Cyprus	0
Charles Guy Malet de Carteret	Director	Director	Jersey	0
Philip James Jackman Le Vesconte	Director	Director	Jersey	0

Greenwich Holdings Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Greenwich Holdings Limited are set forth below. Greenwich Holdings Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to his occupation with Greenwich Holdings Limited and (ii) the business address of each director listed below is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Spyros Episkopou	Director	Director	Cyprus	0
Christophis Koufaris	Director	Director; Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus	Cyprus	0
Kyriacos Kazamias	Director	Director; Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus	Cyprus	0
Eirini Santhi Theocharous	Director	Director	Cyprus	0

Famatown Finance Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Famatown Finance Limited are set forth below. Famatown Finance Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to his occupation with Famatown Finance Limited and (ii) the business address of each director listed below is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Spyros Episkopou	Director	Director	Cyprus	0
Eirini Santhi Theocharous	Director	Director	Cyprus	0
Christophis Koufaris	Director	Director; Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus	Cyprus	0

Geveran Investments Limited

The name, function, citizenship and present principal occupation or employment of each for the directors of Geveran Investments Limited are set forth below. Geveran Investments Limited does not have any executive officers. Unless otherwise indicated below, (i) each occupation set forth opposite the individuals name refers to his occupation with Geveran Investments Limited and (ii) the business address of each director listed below is Deana Beach Apartments Block 1, 4th Floor, 33 Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus.

Name	Position with Reporting Person	Principal Occupation/Business; Business Address	Citizenship	No. Shares Held
Spyros Episkopou	Director	Director	Cyprus	0
Eirini Santhi Theocharous	Director	Director	Cyprus	0
Christophis Koufaris	Director, Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus	Director	Cyprus	0

SCHEDULE II

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/Citizenship
Quintana Capital Group, L.P.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of certain investment funds	Cayman Islands

Quintana Capital Group GP Ltd.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of Quintana Capital Group, L.P.	Cayman Islands

Quintana Energy Fund—FI, LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Fund—TE, LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Partners, L.P.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment fund	Cayman Islands

Quintana Energy Partners—QES Holdings, L.L.C.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment holding company	Delaware, United States

QEP Management Co., LP	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment advisor and provider of management services	Delaware, United States

QEP Management Co. GP, LLC	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	General partner of QEP Management Co., LP	Delaware, United States

Robertson QES Investment LLC	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Investment company	Delaware, United States

Corbin J. Robertson, Jr.	1415 Louisiana Street, Suite 2400, Houston, Texas 77002	Managing Partner and Director of Quintana Capital Group GP Ltd.	United States

Archer Limited	Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda	Global oil services holding company	Bermuda

Archer Assets UK Limited	New Kings Court, Tollgate, Chandler’s Ford, Eastleigh, Hampshire, England, SO53 3LG, UK	Global oil services holding company	United Kingdom

Archer Well Company Inc.	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

Archer Holdco LLC	5510 Clara Road, Houston, Texas 77041	Global oil services holding company	Texas, United States

John Fredriksen	c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom	Private investor	Cyprus

C.K. Limited	13 Castle Street, St. Helier, Jersey JE4 5UT	Trustee for various trusts established by Mr. Fredriksen for the benefit of his immediate family	Jersey

Greenwich Holdings Limited	Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus	Investment holding company	Cyprus

Reporting Person	Principal Business Address	Principal Business/Occupation	Place of Organization/Citizenship
Famatown Finance Limited	Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus	Investment holding company	Cyprus

Geveran Investments Limited	Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus	Investment holding company	Cyprus

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA CAPITAL GROUP GP LTD.

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA ENERGY FUND—FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA ENERGY FUND—TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QUINTANA ENERGY PARTNERS—QES HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	ROBERTSON QES INVESTMENT LLC

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	ARCHER LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	ARCHER ASSETS UK LIMITED

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	ARCHER WELL COMPANY INC.

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	ARCHER HOLDCO LLC

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	JOHN FREDRIKSEN

/s/ John Fredriksen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director